

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited

200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, P
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // ww



July 8, 2005

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549 USA

Re : Jasmine International Public Company Limited
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

With reference to your approval file No. 82-4876 dated October 2, 1998 with regard to the exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 for securities of Jasmine International Public Company Limited (the "Company"). In order to continue to claim this exemption, we furnish to the Commission the information required by the Rule 12g3-2(b). The following items are the information that were made public, filed with an exchange or distributed to security holders of the Company :

1. Title : Jasmine International Public Company Limited Submits its Reviewed Quarterly Financial Statements (ADMS 90/04)
   Date : November 15, 2004
2. Title : Notice of Information regarding the Exercise of the Rights Warrants (JAS-W) (ADMS 92/04)
   Date : November 19, 2004
3. Title : Notice of Information regarding the Exercise of the Rights Warrants (JAS-W2) (ADMS 94/04)
   Date : December 3, 2004
4. Title : 2005 Public Holidays of Jasmine International Public Company Limited (ADMS 95/04)
   Date : December 9, 2004
5. Title : Jasmine International Public Company Limited Reports the Results of Warrant Conversion to Common Shares (ADMS 96/04)
   Date : December 16, 2004
6. Title : Jasmine International Public Company Limited Reports the Results of Warrant Conversion to Common Shares (JAS-W2) (ADMS 01/05)
   Date : January 4, 2005
7. Title : Report on the Utilization of Funds from Capital Increase as at 31 December 2004 (ADMS 05/05)
   Date : January 10, 2005
8. Title : Jasmine International Public Company Limited Submits its Audited Financial Statements (ADMS 15/05)
   Date : February 24, 2005
9. Title : Notice of Information regarding the Exercise of the Rights Warrants (JAS-W) (ADMS 19/05)
   Date : February 21, 2005
10. Title : Notice of Information regarding the Exercise of the Rights Warrants (JAS-W2) (ADMS 20/05)
    Date : March 3, 2005
11. Title : Capital Decrease, Capital Increase and ESOP of Subsidiary (ADMS 22/05)
    Date : March 9, 2005

7/18

12. Title : The Plan Administrator changes its Board of Directors and Report on the New Authorized Signature (ADMS 23/05)
    Date : March 9, 2005

13. Title : Jasmine International Public Company Limited Reports the Results of Warrant Conversion to Common Shares (ADMS 25/05)
    Date : March 16, 2005

14. Title : The Investment of Subsidiaries (ADMS 31/05)
    Date : March 25, 2005

15. Title : Jasmine International Public Company Limited Reports the Results of Warrant Conversion to Common Shares (JAS-W2) (ADMS 34/05)
    Date : March 31, 2005

16. Title : Jasmine International Public Company Limited Submits its Reviewed Quarterly Financial Statements (ADMS 42/05)
    Date : May 16, 2005

17. Title : Notice of Information regarding the Exercise of the Rights Warrants (JAS-W) (ADMS 46/05)
    Date : May 20, 2005

18. Title : Notice of Information regarding the Exercise of the Rights Warrants (JAS-W2) (ADMS 51/05)
    Date : June 14, 2005

19. Title : Jasmine International Public Company Limited Reports the Results of Warrant Conversion to Common Shares (ADMS 52/05)
    Date : June 16, 2005

20. Title : Jasmine International Public Company Limited Reports the Results of Warrant Conversion to Common Shares (JAS-W2) (ADMS 54/05)
    Date : July 1, 2005

In the event that any questions should arise in connection with this matter, please contact me at Tel: (662) 502-3080; Fax: (662) 502-3152 or E-Mail: vorasak.p@jasmine.com

Very truly yours,
Jasmine International Public Company Limited

By : 

Name : Mr. Vorasak Pittawong
Title : Senior Vice President
~~Accounting &~~ Finance Department

Enclosures.

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited
200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http :// www.jasmine.com ทะเบียนเลขที่ บมจ. 257

ADMS 90/04

November 15, 2004

JASMINE INTERNATIONAL PUBLIC COMPANY LIMITED
SUBMITS ITS REVIEWED QUARTERLY FINANCIAL STATEMENTS

Jasmine International Public Company Limited ("the Company") would like to submit its reviewed financial statements for the third quarter of 2004, ending September 30, 2004. These financial statements have been

( ) approved by the Company's Executive Committee

( ) approved by the Company's Board of Directors

(✓) reviewed by the Company's Audit Committee at the meeting No. 5/2004 held on November 12, 2004.

(✓) approved by the Board of Directors of Chaengwatana Planner Co., Ltd., on behalf of plan administrator of Jasmine International Public Company Limited at the meeting No. 15/2004 held on November 15, 2004.

In addition, stated below is the report on the Company's operation results.

For the third quarter of 2004, the Company and its subsidiaries incurred net profit in total 120 million Baht which was less 3,584 million Baht or 97% comparing to the same period of the previous year. The reasons are as follows :-

1. On the same quarter of the previous year, the Company and its subsidiaries recorded "Gains from Debt Restructuring" for amount of 2,565 million Baht.
2. The Company and its subsidiaries recorded 110 million Baht sharing loss from TT&T Public Company Limited (TT&T) which was less 349 million Baht comparing to 239 million Baht sharing profit from TT&T on the same period of the previous year.
3. Since the weaken of Baht currency against USD currency, the subsidiaries recorded 47 million Baht loss from exchange rate which was less 399 million Baht comparing to 352 million Baht gain from exchange rate on the same period of the previous year.
4. The subsidiaries recorded 41 million Baht loss from selling 36 million shares of TT&T.
5. The Company and its subsidiaries incurred operating profit in total 318 million Baht which consisted of :-

5.1	Acumen Co., Ltd. and its subsidiaries	134	Million Baht
5.2	Jasmine Submarine Telecommunications Co., Ltd. and its subsidiaries	112	Million Baht
5.3	Jasmine Telecom Systems Public Company Limited	46	Million Baht
5.4	Others	26	Million Baht
	Total	318	Million Baht

Please be informed accordingly.

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.

Signature ______________________ Authorized director
(Mr. Somboon Patcharasopak)
Chaengwatana Planner Co., Ltd., Plan Administrator of
Jasmine International Public Company Limited

JAS reports reviewed quarterly financial statements as follows.

Jasmine International Public Company Limited

	Ending September 30,			Reviewed (In thousands)
	Quarter 3		For 9 Months	
Year	2004	2003	2004	2003
Net profit (loss)	120,641	3,704,752	530,501	4,346,341
EPS (baht)	0.012	0.629	0.049	0.809

Type of report : Unqualified Opinion with an emphasis of matters

Comment : 1. Please see details in financial statements, auditor's report and remarks from SET Information Management System

"The company hereby certifies that the information above is correct and complete. In addition, the company has already reported and disseminated its financial statements in full via the SET Electronic Listed Company Information Disclosure (ELCID), and has also submitted the original report to the Securities and Exchange Commission."

Signature........................

(Mr.Somboon Patcharasopak)

Chaengwatana Planner Co., Ltd., Plan Administrator of

Jasmine International Public Company Limited

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด

CHAENGWATANA PLANNER CO., LTD.



บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited
200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ บมจ. 257

ADMS 92/04

November 19, 2004

Subject : Notice of Information Regarding the Exercise of the Rights Warrants (JAS-W)
To : Warrant Holders of Jasmine International Public Company Limited

Jasmine International Public Company Limited would like to inform you the information regarding the Exercise of 1,156,257,600 units of the Company's Rights Warrants as follows:

1. The Notification Period is during 8.30 to 15.30 hours on the Company's business day on December 1-14, 2004.
2. The Exercise Date is on December 15, 2004.
3. Contact Place to exercise the Rights Warrants and to get the Exercise Notice Forms is:
   - Jasmine International Public Company Limited
     200, Jasmine International Tower, 29th Floor, Moo 4, Chaengwattana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand, Telephone No. (66 2) 502-3119-20, Fax No. (66 2) 502-3151 or download exercise notice form from www.jasmine.com
   - Or at any office of the brokerage companies during the Notification Period.
4. The Exercise Ratio and the Exercise Price to subscribe the Company's Common Shares :
   1 Rights Warrant has a right to subscribe 1 Common Share of the Company at the price of Baht 0.334 per share.
5. Payment Method
   The Warrant holders can pay by cash, cheques, drafts, bill of exchanges or payment orders from banks which can be cashed in Bangkok when called within 2 days and shall be made payable to "Jasmine International Public Company Limited".

Please be informed accordingly.


บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.

Signature  Authorized director
(Mr. Somboon Patcharasopak)
Chaengwatana Planner Co., Ltd., the Plan Administrator of
Jasmine International Public Company Limited

Copy to The Stock Exchange of Thailand


บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited
200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL: http://www.jasmine.com ทะเบียนเลขที่ บมจ. 257

ADMS 94/04

December 3, 2004

Subject : Notice of Information Regarding the Exercise of the Rights Warrants (JAS-W2)
To : Warrant Holders of Jasmine International Public Company Limited

Jasmine International Public Company Limited (the "Company") would like to inform you the information regarding the Exercise of 5,036,195,910 units of the Company's Rights Warrants as follows:

1. The Notification Period is during 8.30 to 15.30 hours on the Company's business day on December 16-29, 2004.
2. The Exercise Date is on December 30, 2004.
3. Contact Place to exercise the Rights Warrants and to get the Exercise Notice Forms is:
   - Jasmine International Public Company Limited
     200, Jasmine International Tower, 29th Floor, Moo 4, Chaengwattana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand, Telephone No. (66 2) 502-3119-20, Fax No. (66 2) 502-3151 or download exercise notice form from www.jasmine.com
   - Or at any office of the brokerage companies during the Notification Period.
4. The Exercise Ratio and the Exercise Price to subscribe the Company's Common Shares :
   1 Rights Warrant has a right to subscribe 1 Common Share of the Company at the price of Baht 0.50 per share.
5. Payment Method
   The Warrant holders can pay by cash, cheques, drafts, bill of exchanges or payment orders from banks which can be cashed in Bangkok when called within 2 days and shall be made payable to "Jasmine International Public Company Limited"

Please be informed accordingly.

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.



Signature ______________________ Authorized director
(Mr. Somboon Patcharasopak)
Chaengwatana Planner Co., Ltd., the Plan Administrator of
Jasmine International Public Company Limited

Copy to The Stock Exchange of Thailand



บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited

200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ บมจ. 257

ADMS 95/04

9 December 2004

Subject : 2005 Public Holidays of Jasmine International Public Company Limited

Jasmine International Public Company Limited would like to inform public holidays in 2005 as follows:-

1.	Monday	3	January	Substitution for New Year's Day
2.	Wednesday	23	February	Makha Bucha Day
3.	Wednesday	6	April	Chakri Day
4.	Wednesday	13	April	Songkran Day
5.	Thursday	14	April	Songkran Day
6.	Friday	15	April	Songkran Day
7.	Monday	2	May	Substitution for National Labor Day
8.	Thursday	5	May	Coronation Day
9.	Monday	23	May	Substitution for Visakha Bucha Day
10.	Friday	22	July	Buddhist lent Day
11.	Friday	12	August	H.M.The Queen's Birthday
12.	Monday	24	October	Substitution for Chulalongkorn Day
13.	Monday	5	December	H.M.The King's Birthday
14.	Monday	12	December	Substitution for Constitution Day

Please be informed accordingly.



Signature ________________ Authorized director
(Mr. Somboon Patcharasopak)
Chaengwatana Planner Co., Ltd., Plan Administrator of
Jasmine International Public Company Limited


บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.



บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)

Jasmine International Public Company Limited

200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ บมจ. 257

ADMS 96/04

16 December, 2004

JASMINE INTERNATIONAL PUBLIC COMPANY LIMITED
REPORTS THE RESULTS OF WARRANT CONVERSION TO COMMON SHARES

As Jasmine International Public Company Limited ("the Company") has issued and offered warrants to purchase new shares to the existing shareholders and the directors and/or employees of the Company and its subsidiaries, the Company would like to report the results of warrant conversion to common shares as follows :-

1) *Warrants offered to the existing shareholders (JAS-W)*
The Company has set the date for converting the Company's warrants at the ratio of 1 right warrant into 1 common share at Baht 0.334 per share. Date to notify the intention to exercise is 1-14 December 2004. The exercise date is on 15 December 2004. The results of the conversion are as follows:

	No. of warrant holders	*No. of warrants*	*No. of common shares*
1) Thai national	1 Person	50,000 Units	50,000 Shares
2) Foreign national	1 Person	4,500 Units	4,500 Shares
Total	***2 Persons***	***54,500 Units***	***54,500 Shares***

After this conversion, there are 1,156,203,100 remaining warrants.

2) *Warrants offered to directors and/or employees of the Company and its subsidiaries (ESOP)*
The exercise date is on 15 December 2004, date to notify the intention to exercise is 1-14 December 2004. The ratio to exercise for every warrant class is 1 warrant unit per 1 common share at the following exercise prices.

Warrant Class	*Issue No.*	*Exercise Price per share (Baht)*
1	1-3	0.668
2	1	1.002
	2	1.336
	3	1.102
	4	1.469
	5	1.212
	6	1.616
	7	1.334
	8	1.778
3	1-2	1.002

The Company would like to report the results of the conversion as follows :-

- No warrant holder exercises his right -

After this conversion, there will be remaining warrants as follows :-

Warrant Class	*Issue No.*	*Remaining warrants after exercise date (Units)**
1	1	12,326,920
	2	13,052,460
	3	19,165,130
2	1	4,994,620
	2	6,809,930
	3	4,994,620
	4	6,926,660
	5	9,159,720
	6	6,926,660
	7	9,159,720
	8	6,926,660
	9	9,315,370
	10	6,926,690
3	1	4,489,950
	2	4,489,950

Remark * *Calculated from total number of warrants of the project subtract with exercised warrants.*

Therefore, the Company will have a paid-up capital occurring from warrant conversion increased from 8,318,338,800 Baht to 8,318,393,300 Baht.

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.



Signature ______________________ Authorized director

(Mr. Somboon Patcharasopak)
Chaengwatana Planner Co., Ltd., Plan Administrator of
Jasmine International Public Company Limited



บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited

200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ บมจ. 257

ADMS 01/05

4 January, 2005

JASMINE INTERNATIONAL PUBLIC COMPANY LIMITED
REPORTS THE RESULTS OF WARRANT CONVERSION TO COMMON SHARES (JAS-W2)

The resolution of the Board of directors' meeting of Changwatana Planner Co., Ltd. ("the Plan Administrator") as the Plan Administrator of Jasmine International Public Company Limited ("the Company") No. 12/2003 held on 25 September 2003 approved the issuance and offer warrants (JAS-W2) at the number of 551,970,477 units to purchase new shares to the existing shareholders, whose names appear on the registration book at the closing date on 20 October 2003. After that the Board of directors' meeting of the Plan Administrator No. 19/2003 held on 24 December 2003 passed the resolution to proceed changing the par value of shares of the Company (par split) from the par value of Bt. 10.- (Ten Baht) per share to be Bt. 1.- (One Baht) per share, so the number of JAS-W2 was increased to be 5,519,704,770 units. The holders of JAS-W2 can exercise his/her right to purchase the Company's common shares every three months during 8.30 hrs. to 15.30 hrs. on the 30th day of March, June, September and December of each year through the maturity date.

The exercise date in this time is on 30 December 2004, the holders of JAS-W2 can notify their intention to exercise during 16-29 December 2004 at the ratio of 1 right warrant into 1 common share at Baht 0.50 per share. The Company would like to report the results of warrant conversion to common shares as follows :-

	No. of warrant holders	*No. of warrants*	*No. of common shares*
1. Thai national	1 Person	1,000 Units	1,000 Shares
2. Foreign national	2 Persons	53,000 Units	53,000 Shares
Total	*3 Persons*	*54,000 Units*	*54,000 Shares*

After this conversion, there are 5,036,141,910 remaining warrants and the Company will have a paid-up capital occurring from warrant conversion increased from Baht 8,318,393,300.- to Baht 8,318,447,300.-

Please be informed accordingly.


บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.



Signature ______________________ Authorized director

(Mr. Somboon Patcharasopak)
Chaengwatana Planner Co., Ltd., Plan Administrator of
Jasmine International Public Company Limited



บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited

200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ บมจ. 257

ADMS 05/05

10 January 2005

Subject : Report on the utilization of funds from capital increase as at 31 December 2004
To : The President of the Stock Exchange of Thailand

Chaengwatana Planner Company Limited (the "**Plan Administrator**") as the Plan Administrator of Jasmine International Public Company Limited (the "**Company**") would like to report on the utilization of funds from capital increase occurred from conversion of warrants offered to the existing shareholders (JAS-W, JAS-W2) and to directors and/or employees of the Company and its subsidiaries (ESOP) as follows:-

1. Amount received from conversion of warrants (JAS-W, JAS-W2 and ESOP) since July 2004 to December 2004 is 375,817.94 Baht.

2. The above mentioned money will be utilized as working capital of the Company.

Please be informed accordingly.

Yours sincerely,



Signature ______________________ Authorized director
(Mr.Somboon Patcharasopak)
Chaengwatana Planner Co., Ltd., the Plan Administrator of
Jasmine International Public Company Limited


บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.



บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited

200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : //www.jasmine.com ทะเบียนเลขที่ บมจ. 257

ADMS 15/05

February 24, 2005

JASMINE INTERNATIONAL PUBLIC COMPANY LIMITED
SUBMITS ITS AUDITED FINANCIAL STATEMENTS

Jasmine International Public Company Limited (JASMIN) would like to submit its audited financial statements for the year 2004, ending December 31, 2004. These financial statements have been

( ) approved by the company's Executive Committee

( ) approved by the company's Board of Directors

(✓) reviewed by the company's Audit Committee at the meeting No. 1/2005 held on February 18, 2005.

(✓) approved by the Board of Directors of Chaengwatana Planner Co., Ltd., on behalf of plan administrator of Jasmine International Public Company Limited at the meeting No. 1/2005 held on February 24, 2005.

In addition, stated below is the report on the company's operation results.

For the year 2004, the company and its subsidiaries incurred net profit of 1,144 million Baht decreasing 3,099 million Baht or 73.03% from last year since net profit on 2003 was included profit from debt re-structuring at the amount of 2,605 million Baht. The company would like to explain at the following :-

1. The company and its subsidiaries generated total sales in this year at the amount of 6,371 million Baht increasing 576 million Baht or equals to 10% from last year. The increment was partially caused by the increase on revenue collection from contractor for installation solar home cell to up country project, pay phone project, Management Information System and Corporate Internet Access Service.
2. The company and its subsidiaries incurred net profit (loss) from operation of 1,322 million Baht. Breakdown of profit (loss) from operation is as follows :

2.1	Jasmine Submarine Telecommunications Co., Ltd. and its subsidiaries	445	Million Baht
2.2	Acumen Co., Ltd. and its subsidiaries	527	Million Baht
2.3	Jasmine International Overseas Co., Ltd. and its subsidiaries	91	Million Baht
2.4	Jasmine Telecom Systems Public Company Limited	204	Million Baht
2.5	Siam Teltech Computer Co., Ltd.	103	Million Baht
2.6	Others	(48)	Million Baht
	Total	1,322	Million Baht

3. The company realized loss from its associated companies at the amount of 128 million Baht which from TT&T Public Company Limited.
4. The company and its subsidiaries incurred net profit from foreign exchange rate of 26 million Baht as a result of the Baht appreciation against the US Dollar.
5. The subsidiaries recorded capital loss from investment in TT&T at the amount of 76 million Baht.

Please be informed accordingly.

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.

Signature ______________________ Authorized director
(Mr. Somboon Patcharasopak)


Chaengwatana Planner Co., Ltd., Plan Administrator of

(Audited Yearly F/S and Consolidated F/S (F45-3))

Reports: Audited yearly and consolidated statements as follows.

Name JASMINE INTERNATIONAL PUBLIC COMPANY LIMITED

	Audited (In thousands) Ending 31 December For year	
Year	2004	2003
Net profit (loss)	1,144,484	4,243,656
EPS (baht)	0.15	0.94

Auditors Opinion:

Unqualified Opinion with an emphasis of matters

Comment: 1. Please see details in financial statements, auditor's report and remarks from SET SMART

"The company hereby certifies that the information above is correct and complete. In addition, the company has already reported and disseminated its financial statements in full via the SET Electronic Listed Company Information Disclosure (ELCID), and has also submitted the original report to the Securities and Exchange Commission."


บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.

Signature 

(Mr. Somboon Patcharasopak)

Chaengwatana Planner Co., Ltd., Plan Administrator of Jasmine International Public Company Limited



บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)

Jasmine International Public Company Limited

200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ บมจ. 257

ADMS 19/05

February 21, 2005

Subject : Notice of Information Regarding the Exercise of the Rights Warrants (JAS-W)
To : Warrant Holders of Jasmine International Public Company Limited

Jasmine International Public Company Limited would like to inform you the information regarding the Exercise of 1,156,203,100 units of the Company's Rights Warrants as follows:

1. The Notification Period is during 8.30 to 15.30 hours on the Company's business day on March 1-14, 2005.
2. The Exercise Date is on March 15, 2005.
3. Contact Place to exercise the Rights Warrants and to get the Exercise Notice Forms is:
   - Jasmine International Public Company Limited
     200, Jasmine International Tower, 29th Floor, Moo 4, Chaengwattana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand, Telephone No. (66 2) 502-3119-20, Fax No. (66 2) 502-3151 or download exercise notice form from www.jasmine.com
   - Or at any office of the brokerage companies during the Notification Period.
4. The Exercise Ratio and the Exercise Price to subscribe the Company's Common Shares :
   1 Rights Warrant has a right to subscribe 1 Common Share of the Company at the price of Baht 0.334 per share.
5. Payment Method
   The Warrant holders can pay by cash, cheques, drafts, bill of exchanges or payment orders from banks which can be cashed in Bangkok when called within 2 days and shall be made payable to "Jasmine International Public Company Limited".

Please be informed accordingly.

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.



Signature ______________________ Authorized director
(Mr. Somboon Patcharasopak)
Chaengwatana Planner Co., Ltd., the Plan Administrator of
Jasmine International Public Company Limited

Copy to The Stock Exchange of Thailand


บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited

200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ บมจ. 257

ADMS 20/05

March 3, 2005

Subject : Notice of Information Regarding the Exercise of the Rights Warrants (JAS-W2)
To : Warrant Holders of Jasmine International Public Company Limited

Jasmine International Public Company Limited (the "Company") would like to inform you the information regarding the Exercise of 5,036,141,910 units of the Company's Rights Warrants as follows:

1. The Notification Period is during 8.30 to 15.30 hours on the Company's business day on March 16-29, 2005.
2. The Exercise Date is on March 30, 2005.
3. Contact Place to exercise the Rights Warrants and to get the Exercise Notice Forms is:
   - Jasmine International Public Company Limited
     200, Jasmine International Tower, 29th Floor, Moo 4, Chaengwattana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand, Telephone No. (66 2) 502-3119-20, Fax No. (66 2) 502-3151 or download exercise notice form from www.jasmine.com
   - Or at any office of the brokerage companies during the Notification Period.
4. The Exercise Ratio and the Exercise Price to subscribe the Company's Common Shares :
   1 Rights Warrant has a right to subscribe 1 Common Share of the Company at the price of Baht 0.50 per share.
5. Payment Method
   The Warrant holders can pay by cash, cheques, drafts, bill of exchanges or payment orders from banks which can be cashed in Bangkok when called within 2 days and shall be made payable to "Jasmine International Public Company Limited"

Please be informed accordingly.


บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.

Signature  Authorized director
(Mr. Somboon Patcharasopak)
Chaengwatana Planner Co., Ltd., the Plan Administrator of
Jasmine International Public Company Limited

Copy to The Stock Exchange of Thailand



บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited

200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL: http://www.jasmine.com ทะเบียนเลขที่ บมจ. 257

ADMS 22/05

9 March 2005

Subj. : Capital Decrease, Capital Increase and ESOP of Subsidiary
To : The President of the Stock Exchange of Thailand
Encl. : Summary details of ESOP of Jasmine Telecom Systems Public Company Limited

Chaengwatana Planner Company Limited (the "**Plan Administrator**") as the Plan Administrator of Jasmine International Public Company Limited (the "**Company**") would like to inform the important resolutions of the Board of Director's meeting of the Plan Administrator, No 2/2005 held on 9 March 2005 and the Extra-ordinary General Meeting of Shareholders No. 1/2005 of Jasmine Telecom Systems Public Company Limited ("**JTS**") (a subsidiary in which the Company holds 76.19% of the available shares) held on 9 March 2005 as follows:-

1. The Stock Exchange of Thailand ("**SET**") changed its regulations concerning the admission of common shares or preferred shares to be listed in SET, effective from 1 January 2005 onwards, which specified that the public companies must have not less than 1,000 of the minority shareholders and these shareholders must hold shares together not less than 25% of paid-up capital. In order to comply with these regulations, it's necessary for JTS to increase its registered capital from Baht 685,000,000.- to Baht 726,250,000.- since JTS has to increase its common shares for the Initial Public Offering ("**IPO**") from not exceeding 133,750,000 shares to be not exceeding 175,000,000 shares which will be useful for fund mobilization.

   However, JTS has its registered common shares which still be un-paid at the number of 160,000,000 shares, divided into not exceeding 26,250,000 common shares for Employee Securities Option Plan ("**ESOP**") and not exceeding 133,750,000 common shares for IPO so to follow the Public Limited Company Act, JTS has to decrease its registered capital before increasing its registered capital.

   Hence, the meetings approved to reduce the registered capital of JTS from Baht 685,000,000.- to Baht 525,000,000 by canceling its registered common shares which still be un-paid at the number of 160,000,000 shares. As a result of the mentioned subject, the following resolutions of the Extra-ordinary General Meeting of Shareholders of JTS No.3/2004 held on 2 November 2004 were also cancelled:-

   a) The securities issuance (common shares and warrants) to directors and employees of JTS ("Employee Securities Option Plan or ESOP")
   b) The securities allocation according to ESOP to the directors of JTS.
   c) The allocation of shares of JTS not exceeding 26,250,000 shares for ESOP and not exceeding 133,750,000 shares for offering on an initial public offering basis (IPO).
   d) The securities offering for IPO.
   e) The registration of new common shares to be listed in SET.

2. Approved the amendment of clause 4 of the Memorandum of Association of JTS to be in compliance with the decrease of registered capital of JTS to be as the following:-

" Registered Capital	525,000,000	Baht	(Five Hundred and Twenty-Five Million Baht)
Divided into	525,000,000	Shares	(Five Hundred and Twenty-Five Million Shares)
Par value	1	Baht	(One Baht)
		Divided into	
Common Share	525,000,000	Shares	(Five Hundred and Twenty-Five Million Shares)
Preferred Share	-None-		

3. According to the decrease of JTS registered capital, it's necessary to re-approve the securities issuance (Common shares and warrants) to directors and employees of JTS (ESOP), so the meetings passed resolutions to approve the mentioned securities issuance with the same objectives, number and type of securities, offering prices, maturity dates, allocation methods and conditions. The summary details of ESOP of JTS are shown in the attachment.

4. Approves the securities allocation according to ESOP to the directors of JTS as the following:-

Name of directors		Number of shares according to the continued project		Number of warrants	
		Number of shares	% of total number of allocated ESOP shares	Units	% of total number of ESOP warrants
1. Mr.Songrit	Kusomrosananan	Not more than 250,000 (1)	below 5.0	1,050,000	4.94
2. Mr.Somboon	Patcharasopak	Not more than 250,000 (1)	below 5.0	600,000	2.82
3. Mr.Pleumjai	Sinakorn	Not more than 250,000 (1)	below 5.0	600,000	2.82
4. Mr.Subhoj	Sunyabhisithkul	Not more than 250,000 (1)	below 5.0	1,050,000	4.94
5. Mr.Terasak	Jerauswapong	Not more than 250,000 (1)	below 5.0	600,000	2.82
6. Mr.Somsak	Padhana-Anek	Not more than 250,000 (1)	below 5.0	600,000	2.82
7. Mr.Arporn	Kengpol	None		200,000	0.94
8. Mr.Monton	Sudprasert	None		200,000	0.94
9. Mr.Annop	Suthakavatin	None		200,000	0.94

Remark (1) The total ESOP shares according to the continued project allocated to directors will not be exceeding 1,000,000 shares (below 20.0% of total number of the issuance of ESOP shares)

There will not be any directors or employees who were granted ESOP Shares and/or ESOP Warrants (depend upon case) more than 5% of the total ESOP Shares and/or ESOP Warrants issued in this time.

5. Approved the increase of registered capital of JTS from 525,000,000 Baht to 726,250,000 Baht by issuing 201,250,000 new common shares, par value one Baht apiece in order to be consistent with SET regulations concerning the admission of common shares or preferred shares to be listed in SET, effective from 1 January 2005 onwards, which specified that the public companies must have not less than 1,000 of the minority shareholders and these shareholders must hold shares together not less than 25% of paid-up capital.

6. Approved the amendment of clause 4 of the Memorandum of Association of JTS to be in compliance with the increase of registered capital of JTS to be as the following:-

" Registered Capital	726,250,000	Baht	(Seven Hundred Twenty-Six million Two Hundred and Fifty Thousand Baht)
Divided into	726,250,000	Shares	(Seven Hundred Twenty-Six million Two Hundred and Fifty Thousand Shares)
Par value	1	Baht	(One Baht)
	Divided into		
Common Share	726,250,000	Shares	(Seven Hundred Twenty-Six million Two Hundred and Fifty Thousand Shares)
Preferred Share	-None- "		

7. Approved the allocation of shares of JTS not exceeding 201,250,000 shares as follows:-
   7.1 Common shares not exceeding 26,250,000 shares for ESOP divided into
      - Not exceeding 5,000,000 shares for the issuance and offer ESOP shares to directors and employees of JTS and
      - Not exceeding 21,250,000 shares to be reserved for the exercise of warrants (ESOP Warrants) granted to directors and employees of JTS.
   7.2 Common shares not exceeding 175,000,000 shares for offering on an initial public offering basis. (IPO or Initial Public Offering)

The Board of Director or the Committee or other specific persons assigned by the Board of Director are vested with authority from the shareholders' meeting to determine specifying other related details of the

allocation of the mentioned shares and also vested with authority to processed any other necessary actions related to the mentioned matter.

8. Approved the offer of not exceeding 175,000,000 new common shares or equals to 24.10% of registered capital after the capital increase of JTS or equals to 25.00% of paid-up capital after IPO on the initial public offering basis. The Board of Director or the Committee or other specific persons assigned by the Board of Director are vested with authority from the shareholders' meeting to determine number of shares, price, offering period, method, details for offering shares, negotiate, proceed and sign in related documents or agreements including asking for permission from relates departments, moreover, they are also vested with authority to proceed any other necessary actions related to the issuance and offer the mentioned shares.

9. Approved that JTS will registered its new issued common shares to be listed in SET. The Board of Director or the Committee or other specific persons assigned by the Board of Director are vested with authority from the shareholders' meeting to ask for permission from related departments including have authority to proceed any other necessary actions related to the mentioned subject.

Please be informed accordingly.



Signature ______________________ Authorized director

(Mr.Somboon Patcharasopak)

Chaengwatana Planner Co., Ltd., the Plan Administrator of

Jasmine International Public Company Limited


บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.

Copy to : The Office of the Securities and Exchange Commission

The Summary Details of ESOP of Jasmine Telecom Systems Public Company Limited

The purpose of the securities issuance and offer (common shares and warrants) to directors and employees of JTS ("Employee Securities Option Plan or ESOP") is to motivate and remunerate the directors and employees who have worked with JTS since establishment. So those human resources will entirely intend to work for JTS which will be the highest benefit for JTS. Furthermore, it will be the inducement for directors and employees to feel one part of the owner and work with JTS in long-term.

For this ESOP of JTS, there are 2 parts of securities to be issued and offered to directors and employees of JTS which are:-

1. The issuance and offer for ESOP Shares not exceeding 5,000,000 shares and
2. The issuance and offer for ESOP Warrants not exceeding 21,250,000 units.

The important details of ESOP Shares and ESOP Warrants are as follows :

1. ESOP Shares

Type of Securities	:	Ordinary shares specifying owner's name
Number of ESOP Shares	:	Not exceeding 5,000,000 shares, par value 1.00 Baht per share, equals to 0.95% of total number of fully paid up shares as at present which is 525,000,000 shares
Offering Price	:	1.00 Baht per share
Total Amount	:	Not exceeding 5,000,000 Baht
Duration of ESOP Shares	:	JTS will offer the first grant within one year after receiving the permission from SEC and the continued grant to offer all the rest of ESOP Shares will be complete within 5 years from the first date of grant.
Offering Method	:	In each time, it maybe offered to more than 35 persons of directors and employees of JTS.
Allocation Method	:	Allocating to directors and employees of JTS without any intermediaries or brokers. The number of shares offered to directors and employees in each grant will depend on operation results and business of JTS that it can meet its goals or not and the Board of Director of JTS will determine on number of shares and date of grant according to the mentioned continued project.
The secondary market of ESOP Shares	:	JTS will file these ESOP Shares for listing as listed security to be traded at SET.

2. ESOP Warrants

Type of Securities	:	Warrants of JTS specifying owner's name
Amount	:	Divided into 3 parts :- Group 1 Not exceeding 5,250,000 units (For employees below Manager) Group 2 Not exceeding 13,250,000 units (For directors and employees from Manager up) Group 3 Not exceeding 2,750,000 units (For intermediaries or brokers) The intermediaries or brokers means the person whose position is Account and Finance Assistance Vice President or Account and Finance Vice President or other specific persons who are vested by the Remuneration Committee.
Offering Price	:	0.00 Baht per unit.
Subscription Period	:	Within 1 year after the permission date of SEC
Duration of Warrants	:	Not more than 5 years after the subscription date

Total number of shares reserved for exercise warrants	:	Not exceeding 21,250,000 shares, par value 1.00 Baht per share, equals to 21.25% of total number of fully paid up shares of JTS at present or equals to 4.05% of total number of fully paid up shares as at the date to apply for permission of the issuance and offer ESOP Shares and ESOP Warrants to SEC.
Allocation Method	:	Allocating to directors and employees of JTS and the intermediaries or brokers. The Board of Director of JTS will determine on the number of warrants offered to directors and employees in each grant and the date of grant.
Exercise Ratio	:	1 warrant per 1 common share
Exercise Date	:	The last business day of each quarter through the maturity date except the last exercise date, it will be 5 working days before the expiry date of warrants.
Exercise Period	:	Under the limitations for exercise and conditions to exercise which specifying the warrant holders to notify the intention to fully or partially exercise warrants during 9.00-16.00 hrs. within 5 working days before the exercise date in each time but the last exercise date, the warrant holders can notify such intention 15 days prior to the last exercise date.
Limitation for exercise	:	<u>Group 1</u> - After 12 months but not exceeding 24 months from the date of grant, the warrant holders can exercise not exceeding 50% of the allocated warrants. - After 24 months from the date of grant, the warrant holders can exercise unlimited through the maturity date of warrants <u>Group 2</u> - After 12 months but not exceeding 24 months from the date of grant, the warrant holders can exercise not exceeding 40% of the allocated warrants. - After 24 months but not exceeding 36 months from the date of grant, the warrant holders can exercise not exceeding 70% of the allocated warrants. - After 36 months from the date of grant, the warrant holders can exercise unlimited through the maturity date of warrants. <u>Group 3</u> - The warrant holders in group 3 can exercise all or some parts of warrants. The limitation for exercise of group 3 will be the same rights, conditions, date and time to exercise as group 1 or group 2 as the case may which depend on his/her position.
Exercise Price	:	The exercise price will be variable according to annual net profit of JTS before the exercise period as follows :- - If net profit not exceeding 200 million Baht, the exercise price is 2.00 Baht per share or - If net profit more than 200 million Baht but not exceeding 250 million Baht, the exercise price is 1.80 Baht per share or - If net profit more than 250 million Baht but not exceeding 300 million Baht, the exercise price is 1.60 Baht per share or - If net profit more than 300 million Baht but not exceeding 350 million Baht, the exercise price is 1.40 Baht per share or - If net profit more than 350 million Baht but not exceeding 400 million Baht, the exercise price is 1.20 Baht per share or

		- If net profit more than 400 million Baht, the exercise price is 1.00 Baht per share.
The secondary market of ESOP Warrants	:	JTS will not file these ESOP Warrants for listing as listed security to be traded at SET.
The secondary market of common shares arising from the exercise of warrants	:	JTS will file the common shares for listing as listed security to be traded at SET. These common shares will have all the same rights and conditions as the common shares issued prior to this time.

The Board of director of JTS will specify name of directors to participate in the allocation of ESOP Shares and ESOP Warrants including the number of ESOP Shares and ESOP Warrants, which are allocated to each person. In the meantime, the Remuneration Committee will specify name of employees to participate in the allocation of ESOP Shares and ESOP Warrants including the number of ESOP Shares and ESOP Warrants, which are allocated to each person.

JTS will submit documents for filing these securities to SEC. The Board of Director or the Committee or other specific persons assigned by the Board of Director are vested with authority by the shareholders' meeting to determine other details related to the issuance of ESOP Shares and ESOP Warrants including proceeding to ask for permission from related departments and have authority to carry out any other related procedures as necessary to the mentioned matter. Furthermore, the President is also vested with authority to amend or add specifications and conditions of the issuance and offer of ESOP Shares and ESOP Warrants in case the SEC or Financial Advisory or other related departments will ask for or advise.

List of directors and employees who were allocated ESOP Shares and ESOP Warrants

1. List of directors
   As specify in the approval on the securities allocation according to ESOP to the directors of JTS.
2. List of directors and employees who were allocated ESOP Shares more than 5%
   - None -
3. List of directors and employees who were allocated ESOP Warrants more than 5%
   - None -
4. List of employees
   The Remuneration Committee will determine specifying name of employees to participate in this plan and number of ESOP Shares and ESOP Warrants allocated to those persons.

Financial assistance to directors and employees

JTS shall try to facilitate in finding financial institutes for directors and/or employees to tend directly.

JTS will proceed on the securities left from this allocation as follows:-

1. For the ESOP Shares left from this allocation, the Remuneration Committee has full authority to re-allocate those ESOP Shares to other directors and/or employees as appropriate. In case any directors or employees who were allocated ESOP Shares more than 5% of total number of ESOP Shares, this matter must be proposed for approval at a shareholders' meeting.
2. For the ESOP Warrants left from this allocation, the Remuneration Committee has full authority to re-allocate those ESOP Warrants to other directors and/or employees as appropriate. In case any directors or employees who were allocated ESOP Warrants more than 5% of total number of ESOP Warrants, this matter must be proposed for approval at a shareholders' meeting.



บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited

200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ บมจ. 257

ADMS 23/05

9 March 2005

Subject : The Plan Administrator changes its Board of Directors and report on the new authorized signature.
To : The President of the Stock Exchange of Thailand

Chaengwatana Planner Company Limited (the "**Plan Administrator**") as the Plan Administrator of Jasmine International Public Company Limited (the "**Company**") would like to inform resolutions of the Board of Director's meeting of the Plan Administrator No. 2/2005 held on 9 March 2005 as follows:-

1. Acknowledged the resignation of Ms.Jongluck Thongnim from director of Chaengwatana Planner Company Limited, effective from 7 March 2005 onwards.

2. Appointed Mrs.Pindao Rojanakul to be director of Chaengwatana Planner Company Limited instead of Ms.Jongluck Thongnim.

Please also find the following name and signature of the authorized person who can report any information of the Company to the Stock Exchange of Thailand replacing Ms.Jongluck Thongnim.

Name-Surname	*Position*	*Signature*
Mrs. Pindao Rojanakul	Director of Chaengwatana Planner Company Limited	

Please be informed accordingly.

Yours sincerely,

Signature  Authorized director
(Mr.Somboon Patcharasopak)
Chaengwatana Planner Co., Ltd., the Plan Administrator of
Jasmine International Public Company Limited


บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.



บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited

200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : //www.jasmine.com ทะเบียนเลขที่ บมจ. 257

ADMS 25/05

16 March, 2005

JASMINE INTERNATIONAL PUBLIC COMPANY LIMITED
REPORTS THE RESULTS OF WARRANT CONVERSION TO COMMON SHARES

As Jasmine International Public Company Limited ("the Company") has issued and offered warrants to purchase new shares to the existing shareholders and the directors and/or employees of the Company and its subsidiaries, the Company would like to report the results of warrant conversion to common shares as follows :-

1) *Warrants offered to the existing shareholders (JAS-W)*
The Company has set the date for converting the Company's warrants at the ratio of 1 right warrant into 1 common share at Baht 0.334 per share. Date to notify the intention to exercise is 1-14 March 2005. The exercise date is on 15 March 2005. The results of the conversion are as follows:

- No warrant holder exercises his right -

After this conversion, there are 1,156,203,100 remaining warrants.

2) *Warrants offered to directors and/or employees of the Company and its subsidiaries (ESOP)*
The exercise date is on 15 March 2005, date to notify the intention to exercise is 1-14 March 2005. The ratio to exercise for every warrant class is 1 warrant unit per 1 common share at the following exercise prices.

Warrant Class	*Issue No.*	*Exercise Price per share (Baht)*
1	1-3	0.668
2	1	1.002
	2	1.336
	3	1.102
	4	1.469
	5	1.212
	6	1.616
	7	1.334
	8	1.778
	9	1.467
	10	1.956
3	1-2	1.002

The Company would like to report the results of the conversion as follows :-

	No. of warrant holders	*No. of warrants*	*No. of common shares*
1) Thai national	5 Persons	705,903 Units	705,903 Shares
2) Foreign national	- Persons	- Units	- Shares
Total	***5 Persons***	***705,903 Units***	***705,903 Shares***

After this conversion, there will be remaining warrants as follows :-

Warrant Class	*Issue No.*	*Remaining warrants after exercise date (Units)**
1	1	11,888,469
	2	12,985,008
	3	18,965,130
2	1	4,994,620
	2	6,809,930
	3	4,994,620
	4	6,926,660
	5	9,159,720
	6	6,926,660
	7	9,159,720
	8	6,926,660
	9	9,315,370
	10	6,926,690
3	1	4,489,950
	2	4,489,950

Remark * *Calculated from total number of warrants of the project subtract with exercised warrants.*

Therefore, the Company will have a paid-up capital occurring from warrant conversion increased from 8,318,447,300.- Baht to 8,319,153,203.- Baht.

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.

Signature  Authorized director

(Mr. Somboon Patcharasopak)
Chaengwatana Planner Co., Ltd., Plan Administrator of
Jasmine International Public Company Limited



บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited

200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http://www.jasmine.com ทะเบียนเลขที่ บมจ. 257

ADMS 31/05

25 March 2005

Subj. : The investment of subsidiaries
To : The President of the Stock Exchange of Thailand
Encl. : Calculation Sheet according to the announcement of the Stock Exchange of Thailand, Re: the criteria, procedure and disclosure concerning acquisition/disposal of listed company' s assets

Chaengwatana Planner Company Limited (the "**Plan Administrator**") as the Plan Administrator of Jasmine International Public Company Limited (the "**Company**") would like to inform the important resolutions as follows:-

1. The Board of Director's meeting of the Plan Administrator No.3/2005 held on 25 March 2005 and the Extra-ordinary General Meeting of Shareholders No. 1/2005 of Acumen Company Limited (a subsidiary in which the Company holds 100% of the available shares) held on 25 March 2005 approved to utilize the excess cash held by Acumen Co., Ltd. in the amount not exceeding 600 million Baht to invest in debt instruments and/or other debts, including the assignment of rights to receive payment by the creditors of the company under JASMINE Group.

2. The Board of Director's meeting of the Plan Administrator No.3/2005 held on 25 March 2005 and the Extra-ordinary General Meeting of Shareholders No. 1/2005 of T.J.P. Engineering Company Limited (a subsidiary in which the Company holds 80% of the available shares) held on 25 March 2005 approved to utilize the excess cash held by T.J.P. Engineering Co., Ltd. in the amount not exceeding 220 million Baht to invest in debt instruments and/or other debts, including the assignment of rights to receive payment by the creditors of the company under JASMINE Group.

3. The Board of Director's meeting of the Plan Administrator No.3/2005 held on 25 March 2005 and the 2005 Annual General Meeting of Shareholders of Siam Teltech Computer Company Limited (a subsidiary in which the Company holds 96.07% of the available shares) held on 25 March 2005 approved to utilize the excess cash held by Siam Teltech Computer Co., Ltd. in the amount not exceeding 200 million Baht to invest in debt instruments and/or other debts, including the assignment of rights to receive payment by the creditors of the company under JASMINE Group.

When considering the volume of the transaction of the mentioned 3 cases by value basis, the highest volume, it equals to 5.99% so the transaction size does not fall under the criteria, procedure and disclosure concerning acquisition/disposal of listed company's assets and related transaction according to the announcement of the Stock Exchange of Thailand.

Please be informed accordingly.


บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.

Signature ______________________ Authorized director

(Mr.Somboon Patcharasopak)

Chaengwatana Planner Co., Ltd., the Plan Administrator of
Jasmine International Public Company Limited

Copy to : The Office of the Securities and Exchange Commission



บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited

200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ บมจ. 257

ADMS 34/05

31 March, 2005

JASMINE INTERNATIONAL PUBLIC COMPANY LIMITED
REPORTS THE RESULTS OF WARRANT CONVERSION TO COMMON SHARES (JAS-W2)

The resolution of the Board of directors' meeting of Changwatana Planner Co., Ltd. ("the Plan Administrator") as the Plan Administrator of Jasmine International Public Company Limited ("the Company") No. 12/2003 held on 25 September 2003 approved the issuance and offer warrants (JAS-W2) at the number of 551,970,477 units to purchase new shares to the existing shareholders, whose names appear on the registration book at the closing date on 20 October 2003. After that the Board of directors' meeting of the Plan Administrator No. 19/2003 held on 24 December 2003 passed the resolution to proceed changing the par value of shares of the Company (par split) from the par value of Bt. 10.- (Ten Baht) per share to be Bt. 1.- (One Baht) per share, so the number of JAS-W2 was increased to be 5,519,704,770 units. The holders of JAS-W2 can exercise his/her right to purchase the Company's common shares every three months during 8.30 hrs. to 15.30 hrs. on the 30th day of March, June, September and December of each year through the maturity date.

The exercise date in this time is on 30 March 2005, the holders of JAS-W2 can notify their intention to exercise during 16-29 March 2005 at the ratio of 1 right warrant into 1 common share at Baht 0.50 per share. The Company would like to report the results of warrant conversion to common shares as follows :-

	No. of warrant holders	*No. of warrants*	*No. of common shares*
1. Thai national	- Person	- Units	- Shares
2. Foreign national	1 Person	523,960 Units	523,960 Shares
Total	*1 Person*	*523,960 Units*	*523,960 Shares*

After this conversion, there are 5,035,617,950 remaining warrants and the Company will have a paid-up capital occurring from warrant conversion increased from Baht 8,319,153,203.- to Baht 8,319,677,163.-

Please be informed accordingly.


บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD

Signature ______________________ Authorized director
(Mr. Somboon Patcharasopak)
Chaengwatana Planner Co., Ltd., Plan Administrator of
Jasmine International Public Company Limited



บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited
200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ บมจ. 257

ADMS 42/05

May 16, 2005

JASMINE INTERNATIONAL PUBLIC COMPANY LIMITED
SUBMITS ITS REVIEWED QUARTERLY FINANCIAL STATEMENTS

Jasmine International Public Company Limited ("the Company") would like to submit its reviewed financial statements for the first quarter of 2005, ending March 31, 2005. These financial statements have been

( ) approved by the Company's Executive Committee

( ) approved by the Company's Board of Directors

(✓) reviewed by the Company's Audit Committee at the meeting No. 2/2005 held on May 13, 2005.

(✓) approved by the Board of Directors of Chaengwatana Planner Co., Ltd., on behalf of plan administrator of Jasmine International Public Company Limited at the meeting No. 7/2005 held on May 13, 2005.

In addition, stated below is the report on the Company's operation results.

For the first quarter of 2005, the Company and its subsidiaries incurred net profit in total 384 million Baht, decreasing 9 million Baht or 2% comparing to the same period of the previous year. The reasons are as follows :-

1. The Company and its subsidiaries recorded 36 million Baht sharing loss from TT&T Public Company Limited (TT&T) which was less 50 million Baht comparing to 14 million Baht sharing profit from TT&T on the same period of the previous year.
2. The subsidiaries recorded 4 million Baht gain from exchange rate which was less 24 million Baht comparing to the same period of the previous year.
3. The subsidiaries recorded 56 million Baht gain from selling Warrant of TT&T.
4. The Company and its subsidiaries incurred operating profit in total 360 million Baht which consisted of :-

4.1	Acumen Co., Ltd. and its subsidiaries	166	Million Baht
4.2	Jasmine Submarine Telecommunications Co., Ltd. and its subsidiaries	114	Million Baht
4.3	Jasmine Telecom Systems Public Company Limited	47	Million Baht
4.4	Others	33	Million Baht
	Total	360	Million Baht

Please be informed accordingly.

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.

Signature ______________________ Authorized director
(Mr. Somboon Patcharasopak)
Chaengwatana Planner Co., Ltd., Plan Administrator of
Jasmine International Public Company Limited

(Reviewed Quarter-1 and Consolidated F/S (F45-3))

Report: Reviewed Quarterly Financial Statements

Name JASMINE INTERNATIONAL PUBLIC COMPANY LIMITED

	Reviewed (In thousands)	
	Ending 31 March	
	Quarter 1	
Year	2005	2004
Net profit (loss)	384,529	393,179
EPS (baht)	0.05	0.06

Type of report:

Unqualified Opinion with an emphasis of matters

Comment: Please see details in financial statements, auditor's report and remarks from SET SMART

"The company hereby certifies that the information above is correct and complete. In addition, the company has already reported and disseminated its financial statements in full via the SET Electronic Listed Company Information Disclosure (ELCID), and has also submitted the original report to the Securities and Exchange Commission."

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.



Signature ____________________

(Mr.Somboon Patcharasopak)

Chaengwatana Planner Co., Ltd., Plan Administrator of Jasmine International Public Company Limited



บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited

200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ บมจ. 257

ADMS 46/05

May 20, 2005

Subject : Notice of Information Regarding the Exercise of the Rights Warrants (JAS-W)
To : Warrant Holders of Jasmine International Public Company Limited

Jasmine International Public Company Limited would like to inform you the information regarding the Exercise of 1,156,203,100 units of the Company's Rights Warrants as follows:

1. The Notification Period is during 8.30 to 15.30 hours on the Company's business day on June 1-14, 2005.
2. The Exercise Date is on June 15, 2005.
3. Contact Place to exercise the Rights Warrants and to get the Exercise Notice Forms is:
   - Jasmine International Public Company Limited
     200, Jasmine International Tower, 29th Floor, Moo 4, Chaengwattana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand, Telephone No. (66 2) 502-3119-20, Fax No. (66 2) 502-3151 or download exercise notice form from www.jasmine.com
   - Or at any office of the brokerage companies during the Notification Period.
4. The Exercise Ratio and the Exercise Price to subscribe the Company's Common Shares :
   1 Rights Warrant has a right to subscribe 1 Common Share of the Company at the price of Baht 0.334 per share.
5. Payment Method
   The Warrant holders can pay by cash, cheques, drafts, bill of exchanges or payment orders from banks which can be cashed in Bangkok when called within 2 days and shall be made payable to "Jasmine International Public Company Limited".

Please be informed accordingly.

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.



Signature ______________________ Authorized director
(Mr. Somboon Patcharasopak)
Chaengwatana Planner Co., Ltd., the Plan Administrator of
Jasmine International Public Company Limited

Copy to The Stock Exchange of Thailand



บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited

200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ บมจ. 257

ADMS 51/05

June 14, 2005

Subject : Notice of Information Regarding the Exercise of the Rights Warrants (JAS-W2)
To : Warrant Holders of Jasmine International Public Company Limited

Jasmine International Public Company Limited (the "Company") would like to inform you the information regarding the Exercise of 5,035,617,950 units of the Company's Rights Warrants as follows:

1. The Notification Period is during 8.30 to 15.30 hours on the Company's business day on June 16-29, 2005.
2. The Exercise Date is on June 30, 2005.
3. Contact Place to exercise the Rights Warrants and to get the Exercise Notice Forms is:
   - Jasmine International Public Company Limited
     200, Jasmine International Tower, 29th Floor, Moo 4, Chaengwattana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand, Telephone No. (66 2) 502-3119-20, Fax No. (66 2) 502-3151 or download exercise notice form from www.jasmine.com
   - Or at any office of the brokerage companies during the Notification Period.
4. The Exercise Ratio and the Exercise Price to subscribe the Company's Common Shares :
   1 Rights Warrant has a right to subscribe 1 Common Share of the Company at the price of Baht 0.50 per share.
5. Payment Method
   The Warrant holders can pay by cash, cheques, drafts, bill of exchanges or payment orders from banks which can be cashed in Bangkok when called within 2 days and shall be made payable to "Jasmine International Public Company Limited"

Please be informed accordingly.


บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.

Signature ______________________ Authorized director
(Mr. Somboon Patcharasopak)
Chaengwatana Planner Co., Ltd., the Plan Administrator of
Jasmine International Public Company Limited

Copy to The Stock Exchange of Thailand



บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited

200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ บมจ. 257

ADMS 52/05

16 June, 2005

JASMINE INTERNATIONAL PUBLIC COMPANY LIMITED
REPORTS THE RESULTS OF WARRANT CONVERSION TO COMMON SHARES

As Jasmine International Public Company Limited ("the Company") has issued and offered warrants to purchase new shares to the existing shareholders and the directors and/or employees of the Company and its subsidiaries, the Company would like to report the results of warrant conversion to common shares as follows :-

1) ***Warrants offered to the existing shareholders (JAS-W)***
The Company has set the date for converting the Company's warrants at the ratio of 1 right warrant into 1 common share at Baht 0.334 per share. Date to notify the intention to exercise is 1-14 June 2005. The exercise date is on 15 June 2005. The results of the conversion are as follows:

- No warrant holder exercises his right -

After this conversion, there are 1,156,203,100 remaining warrants.

2) ***Warrants offered to directors and/or employees of the Company and its subsidiaries (ESOP)***
The exercise date is on 15 June 2005, date to notify the intention to exercise is 1-14 June 2005. The ratio to exercise for every warrant class is 1 warrant unit per 1 common share at the following exercise prices.

Warrant Class	*Issue No.*	*Exercise Price per share (Baht)*
1	1-3	0.668
2	1	1.002
	2	1.336
	3	1.102
	4	1.469
	5	1.212
	6	1.616
	7	1.334
	8	1.778
	9	1.467
	10	1.956
3	1-2	1.002

The Company would like to report the results of the conversion as follows :-

- No warrant holder exercises his right -

After this conversion, there will be remaining warrants as follows :-

Warrant Class	*Issue No.*	*Remaining warrants after exercise date (Units)**
1	1	11,888,469
	2	12,985,008
	3	18,965,130
2	1	4,994,620
	2	6,809,930
	3	4,994,620
	4	6,926,660
	5	9,159,720
	6	6,926,660
	7	9,159,720
	8	6,926,660
	9	9,315,370
	10	6,926,690
3	1	4,489,950
	2	4,489,950

Remark * *Calculated from total number of warrants of the project subtract with exercised warrants.*

Therefore, the Company will have a paid-up capital 8,319,677,163.- Baht.

Please be informed accordingly.



บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.

Signature  Authorized director

(Mr. Somboon Patcharasopak)
Chaengwatana Planner Co., Ltd., Plan Administrator of
Jasmine International Public Company Limited



บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited

200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ บมจ. 257

ADMS 54/05

1 July, 2005

JASMINE INTERNATIONAL PUBLIC COMPANY LIMITED
REPORTS THE RESULTS OF WARRANT CONVERSION TO COMMON SHARES (JAS-W2)

The resolution of the Board of directors' meeting of Changwatana Planner Co., Ltd. ("the Plan Administrator") as the Plan Administrator of Jasmine International Public Company Limited ("the Company") No. 12/2003 held on 25 September 2003 approved the issuance and offer warrants (JAS-W2) at the number of 551,970,477 units to purchase new shares to the existing shareholders, whose names appear on the registration book at the closing date on 20 October 2003. After that the Board of directors' meeting of the Plan Administrator No. 19/2003 held on 24 December 2003 passed the resolution to proceed changing the par value of shares of the Company (par split) from the par value of Bt. 10.- (Ten Baht) per share to be Bt. 1.- (One Baht) per share, so the number of JAS-W2 was increased to be 5,519,704,770 units. The holders of JAS-W2 can exercise his/her right to purchase the Company's common shares every three months during 8.30 hrs. to 15.30 hrs. on the 30th day of March, June, September and December of each year through the maturity date.

The exercise date in this time is on 30 June 2005, the holders of JAS-W2 can notify their intention to exercise during 16-29 June 2005 at the ratio of 1 right warrant into 1 common share at Baht 0.50 per share. The Company would like to report the results of warrant conversion to common shares as follows :-

	No. of warrant holders	*No. of warrants*	*No. of common shares*
1. Thai national	- Person	- Units	- Shares
2. Foreign national	1 Person	200,000 Units	200,000 Shares
Total	*1 Person*	*200,000 Units*	*200,000 Shares*

After this conversion, there are 5,035,417,950 remaining warrants and the Company will have a paid-up capital occurring from warrant conversion increased from Baht 8,319,677,163.- to Baht 8,319,877,163.-

Please be informed accordingly.

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.



Signature ______________________ Authorized director

(Mr. Somboon Patcharasopak)
Chaengwatana Planner Co., Ltd., Plan Administrator of
Jasmine International Public Company Limited